Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is a form of letter that is being mailed to participants in Empire State Building Associates L.L.C. on March 6, 2013.

[PLM LETTERHEAD]

March 6, 2013

Dear [insert individual name]:

I began my work for you in 1958, when I joined my late father-in-law Lawrence A. Wien for what became a wonderful partnership spanning more than thirty years. For over 75 years, our company has created investments and served our investors faithfully. Mr. Wien was a true innovator in structuring real estate investments, and I was privileged to join him as a partner when we offered investors the opportunity to invest in Empire State Building Associates in 1961. My son Anthony joined me in 1989, and the success he and the team he built have had in protecting and enhancing your investment makes me proud. I know his grandfather would have been very proud.

I considered many options, including leaving things as they have been, before deciding to propose the transaction on which you are being asked to vote. I am certain that this is the best opportunity to preserve and create value for all our investors. I am certain the proposed transaction gives all investors far better protection and preservation of value, better prospects for gains through returns and appreciation, and a far better path forward for the decades ahead than the current archaic and inefficient structure of your investment. As well, when the proposed transaction is concluded, we will all avoid potential deadlocks and disputes caused by the Helmsley estate’s required disposal of its interests, including its veto power in the operating lease upon the Empire State Building.

The solicitation of consents for the proposed consolidation and initial public offering through the disclosure statement and consent declared effective by the SEC is continuing. We already have received a large volume of responses. Our records indicate, however, that as of this writing you have not returned your consent. That is why I am writing to you personally to make sure you understand I am personally here to assist you in casting your vote.

The best way to ensure that you receive the transaction’s many benefits and reduce your exposure to cost is to complete and return your consent form. The first date we may successfully conclude the solicitation of consents is March 25, 2013. The sooner the proposed transaction is approved, the sooner the expenses borne by, and the risks of costly litigation and disruption to, all investors will end, and the sooner investors will receive reimbursement for the costs of the transaction, cash reserves, and the class action settlement proceeds.

In addition to the information that has been mailed to you and is available on our website, www.EmpireStateRealtyTrust.com, I invite you to call [contact person and phone number to be inserted].

[Contact person] shall be more than happy to speak with you, answer your questions, and give you any assistance you need in completing your consent.

If your consent form crossed in the mail, I regret bothering you with this letter. If you would like [contact person’s] attention, [contact person] shall be delighted to hear from you.

Sincerely,

Peter L. Malkin

Chairman
MALKIN HOLDINGS LLC

For more information, use your password and please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com, or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.